As filed with the Securities and Exchange Commission on June 1, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FS INVESTMENT CORPORATION II

(Name of Subject Company (issuer))

FS INVESTMENT CORPORATION II

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

35952V 105

(CUSIP Number of Class of Securities)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation II

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$73,664,299.80	$8,537.69*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,537.69	Filing Party: FS Investment Corporation II
Form or Registration No.: Schedule TO	Date Filed: May 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission on May 22, 2017 by FS Investment Corporation II, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in the State of Maryland (the “Company”). This Amendment No. 1 relates to the offer by the Company to purchase up to the lesser of (i) 8,094,978 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during three-month period ending on the expiration of the Offer. The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Except as amended hereby and to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule TO and the Offer to Purchase, as applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Schedule TO and Section 2 of the Offer to Purchase are hereby amended and supplemented by adding the following:

Following the Company’s upcoming 2017 annual meeting of stockholders, the Board intends to elect to be subject to Sections 3-803 and 3-804(c) of the Maryland General Corporation Law (the “MGCL”). Section 3-803 of the MGCL requires the Board, before the next annual meeting of stockholders, to designate by resolution, from among its members, directors to be classified into three classes, as nearly equal in number as possible. As required under the MGCL, one class (“Class A”) shall hold office initially for a term expiring at the next succeeding annual meeting of stockholders, another class (“Class B”) shall hold office initially for a term expiring at the second succeeding annual meeting of stockholders and another class (“Class C”) shall hold office initially for a term expiring at the third succeeding annual meeting of stockholders, with the members of each class to hold office until their successors are duly elected and qualify. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at such meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify. Section 3-804(c) provides that any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Item 11. Additional Information

Item 11(c) of the Schedule TO and Section 12 of the Offer to Purchase are hereby amended and supplemented by adding the following:

On June 1, 2017, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017

FS INVESTMENT CORPORATION II

By:	/S/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated May 22, 2017.*

99(a)(1)(B)	Form of Letter of Transmittal.*

99(a)(1)(C)	Letter to Stockholders, dated May 22, 2017.*

*	Previously filed on May 22, 2017.